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UNITED STATES
    SECURITIES AND EXCHANGE COMMISSION
    Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56124

MATTHEW WAYNE MYERS
    (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

302 OAKWOOD DRIVE DUNCANVILE, TEXAS 75137 214-912-1157
    (Address, including zip code, and telephone number, including area code, of Issuer s principal executive offices)

 Certificate of live Birth 115-69-001307 Social Security Bond F47862409 International Bills of Exchange TREASURY BONDS ADR'S/ADS'S FRN'S International Promissory Notes
     (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ] 17 CFR 240.12d2-2(a)(1)

[ ] 17 CFR 240.12d2-2(a)(2)

[ ] 17 CFR 240.12d2-2(a)(3)

[ ] 17 CFR 240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

[X]Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR
240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, MATTHEW WAYNE MYERS (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

 March 26, 2020
Date

 By:/s/ Matthew W. Myers
Name

 Surety/Authorized Signatory
Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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